                               JARDEN CORPORATION
                            555 THEODORE FREMD AVENUE
                               RYE, NEW YORK 10580
                                 (914) 967-9400

                                          June 1, 2005

VIA EDGAR and Facsimile (202) 772-9204
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Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:  Jarden Corporation (the "Company"), a Delaware corporation
           Registration Statement on Form S-3/A-2 (initial S-3 filed on
           March 9, 2005)
           Registration No. 333-123218

Ladies and Gentlemen:

         Pursuant to the applicable rules under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned hereby respectfully request that the effective date of the above-captioned Registration Statement be accelerated to 4:00 P.M. on June 2, 2005 or as soon thereafter as practicable.

         The Company confirms that it is aware of its responsibilities under the
Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the issuance of Common Stock covered by the Registration Statement.

         The Company hereby acknowledges the following:

     o   should the Securities Exchange Commission (the "Commission") or
         the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o   the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the
         Commission or any person under the federal securities laws of the
         United States.

                                         Very truly yours,

                                          /s/ Desiree DeStefano
                                          ---------------------
                                          Desiree DeStefano
                                          Executive Vice President of Finance
                                          and Treasurer